FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

DSG International Limited
(Translation of registrant’s name into English)

17/F Watson Centre, 16-22 Kung Yip Street, Kwai Chung, New Territories, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☒    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DSG International Limited (Registrant)

Date: November 12, 2002	By:	/s/ Edmund J. Schwartz
Chief Financial Officer

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DSG INTERNATIONAL LIMITED ANNOUNCES AGREEMENT FOR THE SALE OF ITS
AUSTRALIAN OPERATIONS

DULUTH, Ga., November 12, 2002-DSG International Limited (NASDAQ:DSGIF) today announced today that it has entered into a definitive agreement to sell its Australian operations to an affiliate of Castle Harlan Australian Mezzanine Partners Pty Ltd. The purchase price is Australian $53 million (approximately US$30 million). The operations will continue using the same names and product lines. Closing of the transaction is subject to financing, regulatory approval and other conditions.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995
This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

November 12, 2002

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